SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  1)*

Adverum Biotechnologies, Inc.
(Name of Issuer)

Common Stock $0.0001 par value
(Title of Class of Securities)

00773U108
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS The Sonic Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,552,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,552,068
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,552,068
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1		NAMES OF REPORTING PERSONS Lawrence Kam
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,984
	8	SHARED VOTING POWER 6,573,448*
	9	SOLE DISPOSITIVE POWER 57,984
	10	SHARED DISPOSITIVE POWER 6,573,448*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,631,432
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (see Instructions) IN

* Includes 21,380 shares of Common Stock held in Mr. Kam’s personal IRA.

1		NAMES OF REPORTING PERSONS Annahita Keravala
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):
-            The Sonic Fund II, L.P. (the “Fund”).
-            Lawrence Kam (“Mr. Kam” and, together with the Fund, the “Sonic Entities”).
-            Dr. Annahita Keravala (“Dr. Keravala”)
The Fund holds its shares directly. Mr. Kam is the general partner of the Fund, and by virtue of this relationship, Mr. Kam may be deemed to beneficially own the Shares owned directly by the Fund.  Dr. Keravala holds her shares directly. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)            The address of the principal offices of each of Sonic and Mr. Kam is 400 Hobron Lane, Suite 3709, Honolulu, HI 96815. The business address of Dr. Keravala is 151 Oyster Point Boulevard, South San Francisco, CA 94080.
(c)            The principal business of the Fund is that of a private fund engaged in investment in securities for its own account. The principal business of Mr. Kam is serving as the general partner of the Fund. The principal business of Dr. Keravala is serving as Senior Vice President, Gene Therapy at CODA Biotherapeutics.
(d)            During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            During the last five (5) years, no Reporting Person has, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of Mr. Kam and Dr. Keravala is a citizen of the United States. The Fund is a limited partnership formed under the laws of the State of Delaware.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described below and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 6,637,932 shares or 6.8% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

The aggregate purchase price of the 6,552,068 shares of Common Stock directly beneficially owned by the Fund is approximately $53,758,241 which was funded with partnership funds of the Fund. The Fund effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.
The aggregate purchase price of the 79,3641 shares of Common Stock directly beneficially owned by Mr. Kam is approximately $522,088, which was funded by Mr. Kam’s personal funds.
The aggregate purchase price of the 6,500 shares of Common Stock directly owned by Dr. Keravala is approximately $2,210, which was funded by Dr. Keravala’s personal funds.
Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 24, 2021, the Fund delivered a Stockholder Nomination Letter (the “Initial Nomination Letter”) to the Issuer, notifying the Issuer of its intent to nominate four highly qualified individuals (the “Initial Proposed Nominees”), for election to the Issuer’s board of directors (the “Board”) at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”).
On March 25, 2021, the Fund delivered a Supplement to the Initial Nomination letter (collectively, the “Nomination Letter”) to the Issuer, notifying the Issuer of its intent to nominate one additional highly qualified individual (the “Additional Proposed Nominee” and, together with the Initial Proposed Nominees, the “Proposed Nominees”) for election to the Board at the Annual Meeting.
In the Nomination Letter, the Fund reserved the right, depending on certain factors, including the total number of directors up for election at the Annual Meeting, to withdraw certain or all of its Proposed Nominees, to nominate additional nominees for election to the Board at the Annual Meeting and/or to replace any of the Proposed Nominees.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 97,796,128 shares outstanding, which is the total number of common shares outstanding on February 22, 2021 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.
As of the date of this filing, the Fund may be deemed to beneficially own 6,552,068 shares of Common Stock, or approximately 6.7% of the outstanding Common Stock of the Issuer. By virtue of his relationships with the Fund discussed in further detail in Item 2, Mr. Kam may be deemed to beneficially own the shares of Common Stock owned directly by the Fund, as well as the shares of Common Stock held directly by Mr. Kam, which, in the aggregate, constitute 6.8% of the outstanding Common Stock of the Issuer.
As of the date hereof, Dr. Keravala beneficially owned 6,500 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.
(b)            Mr. Kam is the General Partner of the Fund.  Accordingly, Mr. Kam may be deemed to have shared voting and dispositive power with respect to the Shares held by the Fund.  Mr. Kam has sole voting and dispositive power over 57,984 shares of Common Stock that he holds directly.  Mr. Kam may be deemed to have shared voting and dispositive power over 21,380 shares of Common Stock that is held in his personal IRA. Dr. Keravala has sole voting and dispositive power over the 6,500 shares of Common Stock she holds directly.
(c)            Except as disclosed on Schedule 1 attached hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.
(d)            To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)            Not applicable.

1 Including 21,380 share of Common Stock held in Mr. Kam’s IRA.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. On the date hereof, the
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.3 –	Joint Filing Agreement, dated as of the date hereof, by and among The Sonic Fund II, L.P., Lawrence Kam and Annahita Keravala.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	April 9, 2021

THE SONIC FUND II, L.P.

By: /s/ Lawrence Kam
Name: Lawrence Kam Title: General Partner

/s/ Lawrence Kam Lawrence Kam, a natural person

/s/ Annahita Keravala Annahita Keravala, a natural person

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[2]
The Sonic Fund II, L.P.
2/12/2021	Common Stock	50,000	13.3799
2/22/2021	Common Stock	65,143	12.5000
2/23/2021	Common Stock	22,480	11.9998
2/25/2021	Common Stock	173,295	12.7050
2/26/2021	Common Stock	139,632	12.2680
3/2/2021	Common Stock	100,000	12.3745
3/3/2021	Common Stock	150,000	11.7456
3/4/2021	Common Stock	50,000	10.9996
3/8/2021	Common Stock	150,000	10.6366
3/19/2021	Common Stock	500,000	10.7600

2 Not including any brokerage fees.

EXHIBIT 99.3
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, $0.0001 par value, of Adverum Biotechnologies, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	April 9, 2021

THE SONIC FUND II, L.P.

By: /s/ Lawrence Kam
Name: Lawrence Kam Title: General Partner

/s/ Lawrence Kam Lawrence Kam, a natural person

/s/ Annahita Keravala Annahita Keravala, a natural person